UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒                                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 000-14517

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

TEXAS REGIONAL BANCSHARES, INC.
AMENDED AND RESTATED
EMPLOYEE STOCK OWNERSHIP PLAN
(with 401(k) provisions)

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TEXAS REGIONAL BANCSHARES, INC.

3900 North 10th Street, 11th Floor
McAllen, Texas 78501

TEXAS REGIONAL BANCSHARES, INC.
Amended and Restated Employee Stock Ownership Plan
(With 401(k) Provisions)

Financial Statements and Supplemental Schedules

December 31, 2004 and 2003

(With Report of Independent Registered Public
Accounting Firm Thereon)

TEXAS REGIONAL BANCSHARES, INC.
AMENDED AND RESTATED EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(K) PROVISIONS)

Table of Contents

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Plan Benefits
December 31, 2004 and 2003

Statements of Changes in Net Assets Available for Plan Benefits
Years Ended December 31, 2004 and 2003

Notes to Financial Statements
December 31, 2004 and 2003

Supplemental Schedules

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2004

Schedule H, Line 4j – Schedule of Reportable Transactions
Year Ended December 31, 2004

All other supplemental schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted, as they are inapplicable or not required.

Report of Independent Registered Public Accounting Firm

The Administrative Committee of the

Texas Regional Bancshares, Inc.
Amended and Restated
Employee Stock Ownership Plan
(With 401(k) Provisions):

We have audited the accompanying statements of net assets available for plan benefits of the Texas Regional Bancshares, Inc. Amended and Restated Employee Stock Ownership Plan (With 401(k) Provisions) (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2004 and schedule H, line 4j – schedule of reportable transactions for the year ended December 31, 2004 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Houston, Texas
June 27, 2005

TEXAS REGIONAL BANCSHARES, INC.

Amended and Restated Employee Stock Ownership Plan

(With 401(k) Provisions)

Statements of Net Assets Available for Plan Benefits

December 31, 2004 and 2003

	2004	2003
Assets:

Investments, at fair value:
Common stock	$51,991,102	$38,530,468
Money market account	4,008,020	2,434,228
Common/collective trust funds	44,664	—
Mutual funds	1,692,668	681,800
Participant loans	730,431	434,980
Total investments	58,466,885	42,081,476

Accrued interest and dividends	165,709	127,976
Employee contributions receivable	—	3,401
Employer contributions receivable	274,941	327,000
Total assets	58,907,535	42,539,853

Liabilities:

Other payables	(2,202)	—
Excess contributions payable	(35,516)	—
Total liabilities	(37,718)	—

Net assets available for plan benefits	$58,869,817	$42,539,853

See accompanying notes to financial statements.

TEXAS REGIONAL BANCSHARES, INC.

Amended and Restated Employee Stock Ownership Plan

(With 401(k) Provisions)

Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31, 2004 and 2003

	2004	2003
Additions to net assets available for plan benefits attributed to:
Investment income:
Net appreciation in fair value of investments	$12,740,420	$4,959,391
Interest	105,660	68,436
Dividends	615,493	507,988
Employer matching contributions	382,485	239,787
Employer optional contributions, net of forfeitures	817,456	787,213
Employee contributions	2,967,292	1,752,023
Employee rollover contributions	251,604	14,834
Total additions	17,880,410	8,329,672
Deductions from net assets available for plan benefits attributed to:
Benefits paid to participants	(3,181,935)	(2,323,510)
Excess contributions	(35,516)	—
Total deductions	(3,217,451)	(2,323,510)
Net increase in net assets available for plan benefits before transfers	14,662,959	6,006,162

Transfers from other plans	1,667,005	—
Total transfers	1,667,005	—
Net increase in net assets available for plan benefits	16,329,964	6,006,162

Net assets available for plan benefits:
Beginning of year	42,539,853	36,533,691
End of year	$58,869,817	$42,539,853

See accompanying notes to financial statements.

TEXAS REGIONAL BANCSHARES, INC.

AMENDED AND RESTATED EMPLOYEE STOCK OWNERSHIP PLAN

(WITH 401(K) PROVISIONS)

Notes to Financial Statements

December 31, 2004 and 2003

(1)                     Description of the Plan

The following description of the Texas Regional Bancshares, Inc. Amended and Restated Employee Stock Ownership Plan (With 401(k) Provisions) (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)                      General

The Plan is a defined contribution plan adopted by the Board of Directors on December 11, 2001 to be effective December 31, 2001, except as otherwise provided in the Plan document, to eligible employees of Texas Regional Bancshares, Inc. (the Company) and its subsidiaries (collectively, the Employer). The principal operating subsidiary of the Company is Texas State Bank (the Bank). The Plan is a complete amendment and restatement of the Texas Regional Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions), established January 1, 1990 (the 1990 Plan), which in turn was a complete amendment and restatement of the Texas Regional Bancshares, Inc. Target Benefit Plan, originally effective January 1, 1984 for eligible employees of the Company and its subsidiaries.

The Plan is a stock bonus plan containing a Section 401(k) feature that is intended to qualify under Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code). The Plan is also designed to be an employee stock ownership plan under Section 4975(e)(7) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (ERISA).

(b)                      Administration and Trustees

The general administration of the Plan is performed by the Administrative Committee appointed by the Board of Directors of the Company. The Administrative Committee has broad powers regarding supervision and administration of the Plan.

Pursuant to the terms of the Plan, the Company’s Board of Directors has appointed three members to act as the Plan’s Board of Trustees. Among other duties, the Board of Trustees is responsible for receiving and investing contributions, managing investments, making payments to members in accordance with the Plan, and performing other actions as directed by the Administrative Committee.

Carley and McCaw, Inc. is the recordkeeper of the Plan and Texas State Bank, a subsidiary of the Company, serves as the Plan’s custodian.  Texas State Bank will become the recordkeeper of the Plan effective August 1, 2005.

(c)                       Contributions

A participant may authorize the Employer to make a salary reduction contribution of 1% to 100% of his or her compensation, as defined, subject to the limitations of the Code. Participants may direct their contributions among 20 mutual funds, seven common/collective trust funds, a money market account or the Company common stock fund. Effective January 1, 2002, if participants are age 50 or older, such participants may defer additional amounts (catch-up contributions) to the Plan. The maximum catch-up contribution allowed, which is not subject to employer match, is $3,000 for 2004 and $2,000 for 2003.

The Employer may make a discretionary matching contribution (matching contribution) on behalf of each participant up to a maximum of 100% of the participant’s salary reduction contribution. The maximum matching contribution shall be based on a participant’s salary reduction contribution; however, the matching contribution shall not exceed 4% of a participant’s compensation, as defined. For the years ended December 31, 2004 and 2003, the Employer matched 25% of the participants’ salary reduction contribution up to 4% of the participant’s compensation.

The Employer may make a discretionary optional contribution (optional contribution). For the years ended December 31, 2004 and 2003, the optional contribution totaled $817,456 and $787,213, respectively.

All contributions by the Employer shall be made in cash or in such property acceptable by the Administrative Committee. All Employer contributions shall be determined at the sole discretion of the Board of Directors of the Company. For the years ended December 31, 2004 and 2003, Employer contributions (matching and optional) were made in cash, which was used to purchase Company stock.

(d)                      Eligibility

Effective April 1, 2000, each employee who has attained age 21 and completed three consecutive months of service with 250 hours of service, shall become a participant and shall be eligible to make their salary reduction contributions. Participants may make changes in the percentage of salary reduction contributions on January 1, July 1, and on the last payroll of the year.

Only participants who have completed one year of service, as defined, and are actively employed on the last day of the Plan year shall be eligible to participate in the matching and optional contributions for the year. In addition, participants who are no longer employed with the Company due to retirement, disability or death are eligible to participate in the matching and optional contributions for the year. With respect to the optional contributions, the participant’s entry date will be the earlier of January 1 or July 1 of the Plan year coinciding with or following the date the participant satisfies the eligibility requirement.

(e)                       Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s salary reduction contribution, matching contribution, and an allocation of the optional contribution, if elected, forfeitures and the Plan’s earnings or losses, net of administrative expenses. The amount of optional contributions, if any, and forfeitures allocated annually to each participant’s account is based on the participant’s compensation, as defined, in relation to total participant compensation, as defined.  For the years ended December 31, 2004 and 2003, forfeitures of $32,394 and $11,708 were allocated to eligible participants.

(f)                         Vesting

Participants are immediately vested in their salary reduction contributions and matching contributions plus allocated earnings thereon. Vesting in the optional contribution is based on years of service as follows:

Years of service	Percentage
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6	100%

A participant is 100% vested after six years of service, upon death, upon reaching normal retirement age or upon becoming disabled.

(g)                      Participant Loans

Participants may borrow from their salary reduction accounts the lesser of (a) $50,000, reduced by the highest outstanding loan balance of any previous loan from the Plan to the participant during the one-year period prior to the date of the loan or (b) 50% of such account. The minimum loan amount is $1,000. Loan terms shall not exceed five years unless the loan is for the primary residence of the participant and exceeds $5,000. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 5.00% to 10.00%, which are commensurate with local prevailing rates as determined by the Administrative Committee at the time the loan is initiated.

(h)                      Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. The amounts in the Plan’s participant accounts are then distributed to the Plan’s participants who become automatically 100% vested upon Plan termination.

(i)                         Payment of Benefits

Effective December 31, 2001, upon termination of service, generally all distributions from the Plan will be made in one lump-sum payment. If the participant has a targeted benefit capital accumulation or elected a life annuity distribution option prior to December 31, 2001, all or a portion of the participant’s account will be provided in annuity form.

Prior to December 31, 2001, upon termination of service, with the approval of the Administrative Committee, a participant could have elected to receive the value of their vested account balance either in the normal form of payment, which is a straight-life annuity, if single, or a qualified joint and survivor annuity, if married, or one of the other optional forms of payment. The optional forms of payment included a lump-sum amount equal to the vested balance of the account, installments certain not to exceed the greater of the life expectancy of the participant or the joint lives and last survivor expectancies of the participant and the participant’s designated beneficiary, a combination of the previous methods of payment or a direct rollover to a rollover account.

(j)                         Risks and Uncertainties

The Plan provides for investment in mutual funds, common/collective trust funds, a money market account, and Company common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term.

(2)                     Summary of Significant Accounting Policies

(a)                      Basis of Financial Statement Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. Benefits are recorded as paid. In preparing the financial statements, under the accrual basis of accounting, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(b)                      Investments

All of the investments of the Plan are held in trust by Texas State Bank. All investments are stated at fair value except participant loans, which are carried at the outstanding loan balance, which approximates fair value. Mutual funds, common stock and the money market fund are valued based on quoted market prices.  The common/collective trust funds invest in bonds and equity securities and are valued daily based upon the fair value of the underlying securities.

Realized gains (losses) on the sale of investments and unrealized appreciation (depreciation) in fair value of investments are shown as net appreciation in fair value of investments in the statements of changes in net assets available for plan benefits. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date.

(c)                       Expenses

All expenses incident to the administration of the Plan may be paid by the Company and, if not paid by the Company, shall be paid by the Plan. During 2004 and 2003, the Company elected to pay all expenses of the Plan.

(3)                     Tax Status

The Plan obtained its latest determination letter on September 19, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. The Plan administrator believes the Plan is currently designed and operated in compliance with the applicable requirements of the Code; therefore, the Plan was qualified and tax exempt as of the financial statement date.

(4)                     Investments

The following individual investments amount to 5% or more of net assets available for plan benefits at December 31, 2004 and 2003:

December 31, 2004:
Texas Regional Bancshares, Inc. common stock*	$51,991,102
Texas State Bank money market account*	$4,008,020

December 31, 2003:
Texas Regional Bancshares, Inc. common stock*	$38,530,468
Texas State Bank money market account*	$2,434,228

*A portion of this investment is non-participant directed.

During 2004, the Plan received 526,006 shares of common stock as a result of a three-for-two stock split effected as a 50% stock dividend distributed by the Company. During 2003, the Plan received 94,780 shares of common stock as a result of a 10% stock dividend distributed by the Company.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value for the years ended December 31, 2004 and 2003 as follows:

	2004	2003
Common stock	$12,604,562	$4,862,324
Common/ collective trust funds	1,349	—
Mutual funds	134,509	97,067
	$12,740,420	$4,959,391

(5)                     Texas Regional Bancshares, Inc. Common Stock and Voting Rights

The Texas Regional Bancshares, Inc. stock fund consists of shares of Texas Regional Bancshares, Inc. common stock and the Texas State Bank money market account.

Each participant is entitled to exercise voting rights attributable to the shares of Texas Regional Bancshares, Inc. common stock allocated to his or her account and is notified by the Board of Trustees prior to the time that such rights are to be exercised. If a participant does not exercise these rights, the shares will not be voted.

(6)                     Concentration of Investments

The Plan’s investment in shares of Texas Regional Bancshares, Inc. common stock represents 89% and 92% of total investments as of December 31, 2004 and 2003, respectively. Texas Regional Bancshares, Inc. is a bank holding company that owns and operates Texas State Bank, which at December 31, 2004 operated 68 full-service banking offices in the areas of Corpus Christi, Houston, Southeast Texas and the Rio Grande Valley. The Bank also has subsidiaries that provide full-service investment broker/dealer services, title insurance, general insurance services and mortgage banking.

(7)                     Non-Participant Directed Investments

Non-participant directed assets include the shares of Company stock and money market accounts received as discretionary Company matching or optional contributions from the Plan or the 1990 Plan.  The non-participant directed and participant directed amounts related to Company stock are not easily separated; therefore, these amounts are presented combined.

Information about the net assets and the significant components of the changes in net assets relating to these investments in Company stock and the related money market account is as follows:

	December 31,
	2004	2003
Net assets:
Money market account	$106,686	$109,399
Common stock	51,991,102	38,530,468
Employer contributions receivable	274,941	327,000
Accrued interest and dividends	159,092	124,964
Interfund receivable	68,765	50,463
	$52,600,586	$39,142,294

	Years Ended December 31,
	2004	2003
Changes in net assets:
Net appreciation in fair value of common stock	$12,604,562	$4,862,324
Dividends and interest	581,037	501,356
Employee contributions	1,182,701	934,515
Employer contributions, net of forfeitures	1,199,941	1,027,000
Transfers from other plans	61,382	—
Interfund transfers and other	572,200	(107,280)
Benefits paid to participants	(2,743,531)	(2,156,799)
	$13,458,292	$5,061,116

(8)                     Transfers from Other Plans

During 2004, the following plans with related assets were merged into the Plan:

Riverway Bank 401(k) Plan	$1,158,545
Texas Country Bank 401(k) Savings Plan	389,523
The First State Bank Bishop, Texas Employee Stock Ownership Plan (With 401(k) Provisions)	118,937
$1,667,005

(9)                     Party-in-Interest Transactions

Certain Plan investments are shares of common stock of Texas Regional Bancshares, Inc.  In addition, the common/collective trust funds and the money market account are managed by Texas State Bank. Texas State Bank is the trustee as defined by the Plan. These transactions qualify as party-in-interest transactions.

TEXAS REGIONAL BANCSHARES, INC.

Amended and Restated Employee Stock Ownership Plan

(With 401(k) Provisions)

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost	Current value
Common stock:
* Texas Regional Bancshares, Inc.	Common stock, 1,590,915 shares (b)	$37,627,956	$51,991,102

Money market account:
* Texas State Bank
Participant directed	Money market account	(a)	3,901,334
Non-participant directed	Money market account (b)	106,686	106,686
			4,008,020
Common/collective trust funds:
* Texas State Bank	Community Large Cap Value Retirement Fund	(a)	4,031
	Community Large Cap Growth Retirement Fund	(a)	5,132
	Community Small/Mid Cap Value Retirement Fund	(a)	3,457
	Community All Cap Growth Retirement Fund	(a)	5,708
	Community Foreign Equity Retirement Fund	(a)	2,901
	Community Intermediate Fixed Income Retirement Fund	(a)	12,668
	Community Short-Term Fixed Income Retirement Fund	(a)	10,767
			44,664

Mutual Funds:
Columbia Acorn Funds	Columbia Acorn Z Fund	(a)	259,516
Dreyfus Fund	Dreyfus S&P 500 Index Fund	(a)	10,316
Federated Investors	Federated Income Institutional Service Fund	(a)	157,437
Federated Investors	Federated Ultrashort Bond Fund	(a)	11,718
Fidelity Investments	Fidelity Diversified International Fund	(a)	206,545
Fidelity Investments	Fidelity Dividend Growth Fund	(a)	95,434
T. Rowe Price	T. Rowe Price Capital Appreciation Fund	(a)	13,192
T. Rowe Price	T. Rowe Price Mid-Cap Growth Fund	(a)	272,233
Vanguard Group	Vanguard 500 Index Fund	(a)	304,985
Vanguard Group	Vanguard Asset Allocation Fund	(a)	370
Vanguard Group	Vanguard Health Care #52 Fund	(a)	5,646
Vanguard Group	Vanguard Intermediate-Term Investment-Grade Fund	(a)	28,425
Vanguard Group	Vanguard International Growth Fund	(a)	4,695
Vanguard Group	Vanguard Mid-Cap Index Fund	(a)	7,757
Vanguard Group	Vanguard Morgan Growth Fund	(a)	12,182
Vanguard Group	Vanguard Primecap Fund	(a)	2,903
Vanguard Group	Vanguard Short-Term Investment-Grade Fund	(a)	11,826
Vanguard Group	Vanguard Small-Cap Index Fund	(a)	9,052
Vanguard Group	Vanguard Windsor II Fund	(a)	50,674
Weitz Fund	Weitz Partners Value Fund	(a)	227,762
			1,692,668
Participant loans:
* Participants	Interest rates ranging from 5.00% to 10.00%	(a)	730,431
			$58,466,885

* Party-in-interest to the Plan.

(a) Cost omitted for participant directed investments.

(b) Completely or partially nonparticipant-directed.

See accompanying report of independent registered public accounting firm.

TEXAS REGIONAL BANCSHARES, INC.

Amended and Restated Employee Stock Ownership Plan

(With 401(k) Provisions)

Schedule H, Line 4j - Schedule of Reportable Transactions

Year Ended December 31, 2004

Identity of Party Involved	Description of Assets	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain

* Texas Regional Bancshares, Inc.	Texas Regional Bancshares, Inc. Common Stock
	Purchases	$2,981,782	$—	$2,981,782	$2,981,782	$—
	Sales	—	2,125,710	1,805,086	2,125,710	320,624

* Texas State Bank	Texas State Bank Money Market
	Purchases	$3,565,493	$—	$3,565,493	$3,565,493	$—
	Sales	—	3,568,206	3,568,206	3,568,206	—

* Represents a party-in-interest.

Note: The above represents a listing of transactions relating to non-participant directed investments (see note 7) in excess of 5% of the fair value of the Plan’s assets at the beginning of the Plan year. The purchase price and selling price are net of related transaction expenses.

See accompanying report of independent registered public accounting firm.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TEXAS REGIONAL BANCSHARES, INC.
AMENDED AND RESTATED EMPLOYEE
STOCK OWNERSHIP PLAN
(With 401(k) Provisions)

Date:	June 27, 2005	/s/ G. E. Roney
Glen E. Roney
Trustee

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm